July 11, 2024

Sheldon Vanderkooy
Chief Financial Officer
Triple Flag Precious Metals Corp.
TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

       Re: Triple Flag Precious Metals Corp.
           Form 40-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41484
Dear Sheldon Vanderkooy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2023
Exhibit 99.2
3. Summary of material accounting policies
e. Mineral interests, page 14

1. Please tell us and revise your filing to disclose in greater detail the type(s) of mineral resources (measured, indicated and/or inferred) that are included in your estimated recoverable resources. Please discuss the following:
           The percentage of measured, indicated, and inferred resources that you include in the portion of resources expected to be converted as reserves.
           The history of converting resources into proven and probable reserves. If inferred resources have been included, separately address the history of converting inferred resources into reserves.
           If inferred resources have been included, please discuss your basis for their inclusion and how you compensated for the lower level of confidence in estimating tonnage, grade and mineral content.
 July 11, 2024
Page 2

             Disclose the number of years of historical data that you use to estimate your projected rates of converting resources to proven and probable reserves. Discuss why you believe this historical data is indicative of future conversion rates.
2. You disclose that in cases where life of mine models and publicly available mineral reserves and resources statements are not available, you base depletion on the your best estimate of the volumes to be delivered under the contract. Please tell us how you determine these volume estimates, identifying the underlying mineral interests that are depleted using these estimates and the amounts capitalized related to these interests.
3. You indicate that you record costs related to your exploration stage projects in accordance with IFRS 6. Please tell us and revise your filing to separately disclose the amount of exploration and evaluation assets that are recognized in your financial statements.
       Reference is made to paragraphs 23 through 25 of IFRS 6.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christopher Bornhorst